Eagle Hospitality Properties Trust, Inc.

2 Manhattanville Road

Purchase, NY 10577

August 20, 2007

Via Edgar

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Eagle Hospitality Properties Trust, Inc.
Registration Statement on Form S-3, File No. 333-128798

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Eagle Hospitality Properties Trust, Inc. (“Eagle”) hereby applies for withdrawal of its Registration Statement on Form S-3 originally filed with the Securities and Exchange Commission (the “SEC”) on October 3, 2005 (File No. 333-128798) (the “Registration Statement”). Eagle is withdrawing the Registration Statement because on April 27, 2007, Eagle entered into that certain Agreement and Plan of Merger, dated as of April 27, 2007, by and among Eagle, EHP Operating Partnership, L.P., AP AIMCAP Holdings LLC and AP AIMCAP Corporation (“AP AIMCAP”), pursuant to which Eagle will merge with and into AP AIMCAP.

Eagle has not issued and will not issue any securities under the Registration Statement. This letter confirms that, pursuant to Rule 477 under the Securities Act, the Registration Statement is hereby withdrawn.

Please contact the undersigned at (914) 694-8000 if you have any questions regarding this matter.

Sincerely,

/s/ LEE NIEBART
Lee Niebart
President